SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549
   ___________________________________________________________


                          SCHEDULE 13D
                         (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
     1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 1)


                       ELECTROSOURCE, INC.
                        (Name of Issuer)


             Common Stock, par value $1.00 per share
                 (Title of Class of Securities)


                          286150  20  6
                         (CUSIP Number)


                       William C. Ughetta
                     Senior Vice President &
                         General Counsel
                      Corning Incorporated
                      One Riverfront Plaza
                       Corning, NY  14831
                   Telephone:  (607) 974-9000
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
                       and Communications)


                        December 19, 1997
     (Date of Event which Requires Filing of this Statement)

  ____________________________________________________________

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [    ].
CUSIP No.: 286150  20  6

(1)  Names of Reporting Persons S. S. or I.R.S. Identification
     No. of Above Persons

     Corning Incorporated
     I.R.S. Identification No.:  16-0393470

(2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)  ___________________________________________________

     (b)  ___________________________________________________


(3)  SEC Use Only _____________________________________________


(4)  Source of Funds (See Instructions):     WC


(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     ________________________________________________________

(6)  Citizenship or Place of Organization:   New York


 Number of          (7) Sole Voting Power:   1,948,677
  Shares
Beneficially        (8) Shared Voting Power:      0
 Owned by
   Each             (9) Sole Dispositive Power:   1,948,677
 Reporting
  Person           (10) Shared Dispositive Power:     0
   With

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person:
          1,948,677 shares of Common Stock

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
     _________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
     Approximately 30.1%

(14) Type of Reporting Person (See Instructions):      CO

Item 1.        Security and Issuer.

     This statement relates to the Common Stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc. (the
     "Issuer").

     Issuer:   Electrosource, Inc.

     Principal executive Offices:  2809 Interstate 35 South
                         San Marcos, Texas  78666

Item 2.   Identity and Background.

     The person filing this statement is Corning Incorporated, a New York corporation ("Corning"), with principal offices located at One Riverfront Plaza, Corning, New York 14831. Information relating to Corning's business is described in
     Item 1 of Corning's Form 10-K for the fiscal year ended December 31, 1996, and in Corning's Form 10-Qs for the quarters ended March 31, June 30 and September 30, 1997, which such information is hereby incorporated by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

     For purposes of the federal securities laws, Corning is presently the beneficial owner of 1,948,677 shares of the Issuer's Common Stock as a result of Corning and the Issuer entering into (i) a Note Purchase and Option Agreement, dated March 27, 1997 (the "Note Purchase and Option Agreement"), whereby the principal amount of the Promissory
     Note issued thereunder may be converted into 727,273 shares of Common Stock, (ii) a Stock Option Agreement, dated March 27, 1997 (the "Stock Option Agreement"), whereby Corning has the option to purchase from the Issuer 500,000 shares of Common Stock, (iii) options issued December 31, 1997 (the "R&D Options"), pursuant to a Research and Development Umbrella Agreement, dated as of July 1, 1997 (the "Research and Development Umbrella Agreement"), under which options Corning has the option to purchase from the Issuer 160,000 shares of Common Stock, and (iv) a Note Purchase Agreement, dated December 19, 1997 (the "Note Purchase Agreement"), whereby the principal amount of the Promissory Note issued thereunder may be converted into 561,404 shares of Common Stock. The source of funds was and is expected to be Corning's working capital.

Item 4.        Purpose of Transaction.

     Corning has entered into the transactions for investment purposes. Corning has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     Corning reserves the right to review or reconsider its position with respect to any such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) Corning, for the purposes of the federal securities laws, is presently the beneficial owner of 1,948,677 shares of the Issuer's Common Stock as a result of the transactions decribed in Item 3.

     (b) Corning has the sole power to vote and sole power to dispose of the shares of the Issuer's Common Stock set forth in Paragraph (a) above.

     (c) Except as described Item 3 above, no transactions in the Common Stock of the Issuer were effected by or for Corning during the past 60 days.

     (d)  None

     (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     Corning and Electrosource have entered into the Note Purchase and Option Agreement, the Stock Option Agreement, the Research and Development Umbrella Agreement, the R&D Options and the Note Purchase Agreement. Such Agreements provide Corning with certain rights to cause the Issuer to register the shares of Common Stock that may be acquired pursuant to such Agreements.


Item 7.   Material to be Filed as Exhibits.

     1. Note Purchase and Option Agreement, dated as of March 27, 1997, between Corning Incorporated and Electrosource, Inc. (incorporated by reference from Corning's Form 13D in respect of Common Stock of the Issuer filed with the Commission on May 19, 1997)

     2. 5% Convertible Promissory Note, issued March 27, 1997, to Corning Incorporated (incorporated by reference from Corning's Form 13D in respect of Common Stock of the Issuer filed with the Commission on May 19, 1997).

     3.   Stock Option Agreement, dated as of March 27, 1997
          (incorporated by reference from Corning's Form 13D in respect of Common Stock of the Issuer filed with the Commission on May 19,
          1997).

     4.   Research and Development Umbrella Agreement, dated as of
          July 1, 1997, between Corning Incorporated and Electrosource,
          Inc.

     5. Stock Option Agreement, dated December 31, 1997, in respect of 20,000 shares of the Issuer's Common Stock.

     6. Stock Option Agreement, dated December 31, 1997, in respect of 70,000 shares of the Issuer's Common Stock.

     7. Stock Option Agreement, dated December 31, 1997, in respect of 70,000 shares of the Issuer's Common Stock.

     8. Note Purchase Agreement, dated as of December 19, 1997, between Corning Incorporated and Electrosource, Inc.

     9. 5% Convertible Promissory Note, issued December 19, 1997, to Corning Incorporated.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CORNING INCORPORATED


Date:  January 12, 1998      By /s/ M. ANN GOSNELL
                              Name:  M. Ann Gosnell
                              Title:  Assistant Secretary